INVESTMENT MANAGERS SERIES TRUST
235 W. Galena Street
Milwaukee, Wisconsin 53212

VIA EDGAR

October 7, 2015

Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust – File Nos. 333-122901 and 811-21719 (the “Registrant”) on behalf of the WCM International Small Cap Growth Fund

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on October 5, 2015, regarding Post-Effective Amendment No. 684 to the Registrant’s Form N-1A registration statement with respect to the WCM International Small Cap Growth Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, are reflected in the definitive version of the prospectus filed under Rule 497 of the Securities Act of 1933 on October 6, 2015.

PROSPECTUS
Principal Investment Strategies

1.	The second sentence states “The Fund’s advisor considers a company to be domiciled in a country if the company is organized under the laws of that country or has its principal office in that country.” Explain in the response letter how is a company’s principal office in a country tied to the economic fortunes and risks of that country.

Response: The Registrant has revised the disclosure to state “principal place of business”.

Prior Performance for Similar Accounts Managed by the Advisor

2.	Given that the net returns of the Composite have been adjusted to reflect the Fund’s fees and expenses, consider removing the statement in the second to the last paragraph under this section stating that the returns “do not give effect to investment advisory fees …”

Response:  The Registrant has revised the disclosure to clarify that “The gross returns … do not given effect to investment advisory fees...”

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing of any Post-Effective Amendment to the Registrant’s Form N-1A registration statement is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments on or changes to disclosure in the filing of the Amendment provided by the Commission Staff, acting pursuant to its delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041. Thank you.

Sincerely,

/s/Rita Dam
Rita Dam
Treasurer

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